POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and authorizes Kevin Buehler and Elaine E. Whitbeck, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his or her substitutes may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Kevin Buehler Kevin Buehler	President and Chief Executive Officer (Principal Executive Officer) and Director	September 9, 2009
/s/ Richard J. Croarkin Richard J. Croarkin	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	September 9, 2009
/s/ Cary R. Rayment Cary R. Rayment	Director and Non-Executive Chairman	September 9, 2009
/s/ Dr. Werner J. Bauer Dr. Werner J. Bauer	Director	September 9, 2009
/s/ Paul Bulcke Paul Bulcke	Director	September 9, 2009
/s/ Francisco Castañer Francisco Castañer	Director	September 9, 2009
/s/ Lodewijk J.R. de Vink Lodewijk J.R. de Vink	Director	September 9, 2009
/s/ Joan W. Miller Joan W. Miller	Director	September 9, 2009
/s/ Thomas G. Plaskett Thomas G. Plaskett	Director	September 9, 2009
/s/ James Singh James Singh	Director	September 9, 2009
/s/ Daniel Vasella, M.D. Daniel Vasella, M.D.	Director	September 9, 2009
/s/ Hermann Wirz Hermann Wirz	Director	September 9, 2009